SO 3/6/02 **

3/7

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

02018548

RECEIVED MAR 0 4 2002 352 SEC MAIL PROCESSING SECTION

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SEC FILE NUMBER
8- 45530

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ASENSIO & COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 THIRD AVENUE
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MANUEL P. ASENSIO — 212-702-8800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI LLP
(Name — *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 1 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ASENSIO & COMPANY INC.

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ASENSIO & COMPANY INC.

INDEX

KAUFMANN,
GALLUCCI LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of Asensio & Company Inc.:

We have audited the accompanying statement of financial condition of Asensio & Company Inc. as of December 31, 2001 that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Asensio & Company Inc. as of December 31, 2001 in conformity with generally accepted accounting principles in the United States of America.

New York, New York
February 14, 2002

Kaufmann, Gallucci LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

ASENSIO & COMPANY INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	112,613
Receivable from clearing organization and other broker-dealers		2,452,267
Securities owned, at market value		92,180
Officer loan		12,945
Equipment, net of accumulated depreciation of $32,454		60,767
Prepaid expenses		22,677
Other assets		96,650
TOTAL ASSETS	$	2,850,099

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	255,983
Income tax payable		135,058
Securities sold, not yet purchased		1,254,152
Loan from parent		187,703
TOTAL LIABILITIES		1,832,896
Commitments and contingencies		
SHAREHOLDER'S EQUITY		
Common stock, $.01 par value; 5,000,000 shares authorized; 1,130,000 shares issued and outstanding		11,300
Additional paid-in capital		793,700
Retained earnings		212,203
TOTAL SHAREHOLDER'S EQUITY		1,017,203
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	2,850,099

The accompanying notes are an integral part of this financial statement.

ASENSIO & COMPANY INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

Asensio & Company Inc. ("the Company"), is incorporated in the State of Delaware. The Company is a securities broker-dealer, registered with the U.S. Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. and the Securities Investors Protection Corporation. The Company is a wholly-owned subsidiary of Asensio.com, inc. (Parent).

The Company operates as an introducing "broker-dealer" and does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer on a fully disclosed basis (see also Notes 3 and 7).

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

(a) Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

(b) Securities transactions (and related commission revenue and expense) are recorded on a trade date basis, which is generally three business days before settlement date.

(c) Marketable securities owned and securities sold, not yet purchased are valued at quoted market prices i.e., the bid price for marketable securities owned and the offered price for securities sold, not yet purchased, with the resulting unrealized gains and losses reflected in the statement of operations.

Securities sold and not yet purchased represent an obligation of the Company to deliver specific equity securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the market value reflected on the statement of financial condition and may result in a gain or loss to the Company.

(d) Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

NOTE 2 *CONTINUED*

(e) The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues, and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 3 - RECEIVABLE FROM CLEARING ORGANIZATION AND OTHER BROKER- DEALERS

The receivable from clearing broker includes cash held by the clearing broker for commissions generated in December 2001 and paid in January 2002, and cash balances in the Company's trading accounts at the clearing organization and at other brokers.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 4 - INCOME TAXES

The components of income taxes as of December 31, 2001, were as follows:

	Current	Deferred
Federal	$ 19,619	$ 82,037
State	11,228	13,731
City	9,991	12,176
	$ 40,838	$107,944

NOTE 4 CONTINUED

The Company is included with its Parent in a consolidated tax return. The above tax provisions represent the Company's share of the estimated consolidated tax. For 2001, the difference between the Company's effective tax rates and the statutory rates for its share of the estimated taxes is attributable primarily to disallowed entertainment expenses and other permanent and temporary timing differences, and minimum state and local taxes.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has noninterest bearing loan payable on demand from its Parent in the amount of $187,703, and a noninterest bearing loan to its President in the amount of $12,945 with no specific terms of repayment.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company has a sublease agreement which calls for a monthly payment of $3,580 for the basic rent and an additional $1,790 a month for market quotation and other occupancy services. The term of the sublease is from April 1, 2001 to March 31, 2002.

At December 31, 2001 the Company and its principal officer are defendants in a legal action brought against the Company by a publicly traded company claiming damages resulting from the Company's published research related to their stock. Although the claim is for a substantial amount, management believes, after consultation with legal counsel, that there exist a low likelihood of a material adverse effect on the financial condition of the Company beyond the cost allocated to conducting a defense. This cost includes the allocation of its principal officer's time to the administration and management of the Company's defense. The allegation is being vigorously defended by management. Subsequent to December 31, 2001, a jury verdict was rendered in favor of the Company. The Company has also filed a counterclaim for defamation.

NOTE 7 - REGULATORY REQUIREMENT

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

NOTE 7 - CONTINUED

Net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had net capital of $493,542 which was $393,542 in excess of the required net capital of $100,000. The Company's net capital ratio at December 31, 2001 was 1.17 to 1.

The Company clears all customer transactions through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with rule 15c3-3 of the Securities and Exchange Commission.